UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 6-K
  __________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the Month of May, 2015
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________

Spoorstraat 50
5911 KJ Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐         No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

QIAGEN N.V.
Form 6-K

OTHER INFORMATION

In accordance with Dutch law, our external auditor is appointed by our general meeting of stockholders on the proposal of the Supervisory Board, after the Supervisory Board has been advised by the Audit Committee. Further, under the Dutch Audit Profession Act we are required to rotate our external audit firm at least every eight years, which would require us to change our external auditor in 2016. At a meeting held on May 5, 2015, the audit committee advised the Supervisory Board to recommend that our stockholders approve KPMG Accountants N.V. as its independent registered public accounting firm for the fiscal year ending December 31, 2015. It is currently the Supervisory Board’s intention to make such recommendation at the June 23, 2015 annual general meeting of stockholders.

At a meeting held on May 5, 2015, the Supervisory Board approved the dismissal of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft and all EY member firms (“EY”) as independent registered public accounting firm of the Company effective May 5, 2015. The audit committee approved the change in independent registered public accounting firms on May 5, 2015, subject to approval of the shareholders.

The reports of EY on the Company’s consolidated financial statements for the past two fiscal years did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of the Company’s financial statements for each of the two fiscal years ended December 31, 2014 and 2013, and the subsequent interim period through May 5, 2015 there were no disagreements with EY on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of EY, would have caused EY to make reference to the matter in their report.

On May 6, 2015, the Company provided EY with a copy of the disclosures it is making on this Report on Form 6-K, and requested that E&Y furnish it with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of the letter from EY dated May 6, 2015, is filed as Exhibit 99.1 to this Report on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	May 6, 2015

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Letter from EY dated May 6, 2015

Table of Contents	Exhibit 99.1

6 May 2015
Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Ladies and Gentlemen:

We have read the Form 6-K dated 6 May 2015, of QIAGEN N.V. and are in agreement with the statements contained therein.

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

/s/ Hendrik Hollweg	/s/ Tobias Schlebusch
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]